United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Nomination and Governance Committee Report 2025 Summary Nomination and Governance Committee Report Presentation............................................... 3 Main indicators...........................................4 Highlights of the year................................. 5 Outlook for next year................................. 6 Final considerations.................................... 7 VALE | Nomination and Governance Committee Report 2025 2 This report aims to present the actions carried out by the Committee in the period and its main perspectives for 2026. PRESENTATION Committee creation date The Committee was created on July 22, 2020, still as a Nomination Committee, an important milestone in the process of evolution of the Company’s governance model, and on December 21, 2022 it was restructured as the Nomination and Governance Committee (“CIG”). This Report reflects the Committee’s performance during the year 2025, in accordance with the governance assumptions in force during this period. Committee composition and structure The Committee, since May 16, 2025, is composed of Daniel André Stieler, as Coordinator, Marcelo Gasparino da Silva, Heloisa Belotti Bedicks and Franklin Lee Feder, as members. Daniel André Stieler Coordinator Marcelo Gasparino da Silva Committee member Heloisa Belotti Bedicks Committee member Franklin Lee Feder Committee member Committee main duties and responsibilities The Committee aims to advise the Board of Directors (“BoD”) in the areas of its activities, in order to provide greater efficiency and quality to the decisions of the BoD. Its work is based on advising on the process of nominating members to the Board of Directors, in addition to the continuous evolution of Vale’s Corporate Governance. In this regard, the Committee’s main regimental attributions, among others, are to evaluate and recommend to the Board of Directors: i) Vale’s internal policies and rules related to the nomination process of members of the Board of Directors, Advisory Committees and the Company’s CEO; ii) the performance evaluation process of the Board of Directors and the Advisory Committees; iii) VALE | Nomination and Governance Committee Report 2025 3 the strategy and guidelines for Vale’s Corporate Governance documents, including Corporate Policies, Bylaws and Internal Regulations; iv) the perennial improvement of the Corporate Governance practices adopted by Vale; v) the compensation model and the budget of the Board of Directors and the Advisory Committees; and vi) the choice, compensation and evaluation of the Corporate Governance Officer. The Committee’s performance during the first quarter of 2025 focused on the nomination process of Board members for the 2025-2027 term, who were elected by Vale’s shareholders in April 2025. In addition, throughout 2025, the Committee contributed to the relevant maturation and consolidation of Vale’s governance, with emphasis on the evolution of relevant Corporate Policies and the flow of information submitted to senior leadership, including the optimization of agendas and the dynamics of the meetings of the Board of Directors and its Committees, and it is also worth mentioning the active listening process to collect perceptions from members of the Executive Committee and investors on the occasion of the participation of Board members in non-deal roadshows, in addition to the consolidation of governance for emerging issues and review of the Internal Regulations of the Board of Directors and Committees. As a result of its governance practices, Vale, for the second consecutive year, achieved 100% adherence to the Brazilian Corporate Governance Code, according to the Governance Report published at the CVM. In this regard, the following stand out: (a) Board of Directors composed of 62% of independent directors (well above the provisions of the Novo Mercado Regulation – B3) and 23% of women; (b) its own and additional criteria for the independence of directors and overboarding (more restrictive than the concepts of the Novo Mercado Regulation in force and the proposal for its update presented in 2025); (c) existence of a Lead Independent Director (LID), in line with international best practices, to act as an alternative contact with shareholders, as provided for in the Bylaws; (d) Audit and Risk Committee composed entirely of independent directors; (e) annual holding of the Board’s self-assessment process, aiming at identifying opportunities and planning actions for continuous evolution; and (f) Board with an Onboarding and Training Program, aiming to boost its integration into the business context, the Company’s culture and the dynamics of its governance. MAIN INDICATORS Quantitative analysis of meetings The Committee met 15 times in 2025, with 9 ordinary meetings and 6 extraordinary meetings (same numbers as in 2024), representing the maintenance of the total number of meetings in relation to the previous year, especially considering the meetings held within the scope of the BoD recomposition process that took place in April 2025 for the 2025-2027 term. Average participation rate of Committee members The members of the Committee showed 100% attendance during the meetings in the 2025 fiscal year (considering the period from May to December 2025, relative to the current term). Average duration of Committee meetings Throughout 2025, the Committee met for 34 hours, with an average duration of 2h16min, being divided into 119 items on agendas, distributed in 84 informative themes and 35 deliberative themes. Quantitative analysis of the Committee’s work plan and demands In 2025, the Committee’s discussions covered 100% of the topics provided for in its annual work plan, having adjusted the frequency of discussion of some of them in favor of the Committee’s focus and flexibility in prioritizing strategic topics, which was even considered as a driver for the construction of the work plan for the year 2026. In addition to its work plan, in 2025 88 demands were addressed in the period, and the Committee focused on several priority topics for the Company, not foreseen in its initial schedule, including: i) revisions of Corporate Policies and Internal Regulations of the Board of Directors and Committees, including for addressing emerging matters, such as climate and institutional issues, cybersecurity, health and safety (people, VALE | Nomination and Governance Committee Report 2025 4 community and environment, dams and operational) and technology and innovation; ii) discussions about the revision of the Novo Mercado Regulation; iii) nominations of governance agents in Vale Group companies invoked by the Board of Directors; iv) Program of technical visits to the operations and institutional representation of the Board; v) evolution of the governance of subsidiaries, including Vale Base Metals; and vi) digital governance roadmap. HIGHLIGHTS OF THE YEAR Summary of the main activities carried out by the Committee in 2025 In the first quarter of 2025, the Committee focused on discussions related to the process of appointing the Board of Directors members for the 2025-2027 term, which concluded with the election of the Board at the Annual General Meeting (“AGM”) held in April 2025 and included, among other topics, a) reflections on the results of the most recent evaluation process of the Board and Advisory Committees; b) updating of the Critical Competencies Matrix of the collegiate; c) evaluation of the Board in force according to the updated Critical Competencies Matrix; and d) discussions on opportunities to strengthen critical competencies and plurality of the Board, as detailed in the Nomination Report released at the time. In addition, among the activities carried out by the Committee in 2025, according to the competencies provided for in its internal regulations, the following stand out: • Acting intensively in the evolution of Vale’s governance system and practices and in the evolution of the Board’s governance, including the evolution of the Company’s Corporate Policies as an instrument of cultural transformation, having been revised, in this context, the Policies on Transactions with Related Parties, Management of Conflicts of Interest, Anti-Corruption, Climate Change, Corporate Risk Management and Shareholder Remuneration; • Evolution of Vale Governance – VBM, with the establishment of a specific governance flow, the appointment of members to its Board, updating of the Vale Group’s Business and Entities Management Policy, as well as the implementation of the new structure and composition of VBM Committees, including the review of the internal regulations of the collegiate bodies, in addition to the flow of reports between Vale’s and VBM’s governance bodies; • Evolution of Vale Governance - Samarco, with the definition of governance for monitoring of the topic by the Board of Directors, via the Audit and Risk Committee (“CARE”), implementation of adjustments in the governance and composition of Samarco’s governance bodies, as well as monitoring the execution and the main risks involved in the renegotiation agreement; • Monitoring of the governance of Vale companies and entities, with greater clarity being given to the CIG and the Sustainability Committee (“CSUS”) regarding the governance and performance of the Vale Foundation, Fundo Vale and Vale Cultural Institute, as well as the budget allocation, strategy and positioning of the three entities and their connection with Vale’s reputational pillar; • Boosting the Directors in Action Program and Board Training Programs, which included 26 technical visits in 2025 to Vale’s operational and corporate areas, strengthening proximity to local leaders, participation in conferences, institutional representation and interaction with stakeholders. In addition, VALE | Nomination and Governance Committee Report 2025 5 structured onboarding was carried out for the new board members and the main normative guidelines that govern service levels and rules for transport logistics and expenses involved in the operationalization of the travel plan were defined and disclosed to the Board; • Review of the Internal Regulations in general (Board of Directors and Committees) aiming at improving the wording, including the treatment of emerging topics, as previously explained; • Evolution of discussions related to the updating of Novo Mercado rules with strong participation in market discussions and with B3; • Conducting the most recent evaluation process of the Board and Committees for the period 2025- 2026, which included a broad listening and engagement process to identify and implement opportunities for improvement, in addition to the conclusion of the process related to the previous period; • Reinforcement of the Board’s strategic agenda with improvement and evolution of the dynamics of the meetings, as a result of the action plan and implementation of the main opportunities for improvement identified in the evaluation process of the governance bodies; • Vale’s vanguard position in the discussions regarding the proposal to amend the Novo Mercado Regulation, considering the adoption, by Vale, in a voluntary and pioneering manner, of a large part of the corporate governance practices proposed herein, notably those related to the Board of Directors, the Audit Committee and the Whistleblowing Channel and, in certain cases, with superior rigor. It is worth mentioning that the Company was one of the 5 to fully approve the proposal, generating a very positive repercussion on the market; • Evaluation of the ordinary topics within its competence, such as monitoring the performance and evaluation of the Corporate Governance Officer, the budget of the Board and Committees, as well as analysis of the documentation supporting the General Meeting. OUTLOOK FOR NEXT YEAR In 2026, the Committee will devote its attention, among others, to (i) the opportunities for improvement arising from the new evaluation cycle of the Board of Directors, (ii) the maturation of Vale’s positioning, including Governance as one of the pillars of the Company’s reputation, (iii) the strengthening of the integration of governance with VBM and continuity in the maturation of the governance of the other entities, especially with regard to Samarco, Vale Foundation, Vale Fund and Vale Cultural Institute, (iv) the opportunity to optimize processes, documents and the dynamics of meetings of the Board of Directors and Committees. In addition, in the second half of 2026, the Committee will begin the process of nominating members for the Board of Directors for the 2027-2029 term, which will include reflections on the results of the evaluation of the Board and Advisory Committees, evaluation of the Board according to the Critical Competencies Matrix, and new debates regarding opportunities to strengthen critical competencies and plurality of the Board. Nevertheless, the Committee will continue to monitor and conduct the improvement of the topics under its competence, according to the recently approved Work Plan for the year 2026, reinforcing the agenda related to the management of the Vale group’s governance and the effectiveness and productivity of corporate governance processes. VALE | Nomination and Governance Committee Report 2025 6 www.vale.com FINAL CONSIDERATIONS Based on the data and information presented in this report, the Committee shares the perception that it has successfully conducted its work in 2025, highlighting the proposal for the composition of the Board of Directors for the 2025-2027 term, the improvement of corporate governance processes and dynamics, as well as discussions and reflections on opportunities for the continuous evolution of the Board. With regard to the year 2026, as mentioned above, the Committee intends to continue the continuous improvement of Vale’s Corporate Governance practices in its journey as a global corporation and to initiate the process of nominating members to the Board of Directors for the 2027-2029 term VALE | Nomination and Governance Committee Report 2025 7

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 17, 2026		Director of Investor Relations